Morrison C. Warren
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603                              December 8, 2006


RE:     Nuveen Investment Trust V
        File Nos.:  333-138592; 811-21979

Dear Mr. Warren:

        We have reviewed the registration statement on Form N-1A for Nuveen Investment Trust
V (the "Fund") filed with the Commission on November 13, 2006.  We have the following
comments on the filing.

General Comments

        1.      We note that portions of the filing are incomplete.  We may have additional
                comments on such portions when you complete them in a pre-effective
                amendment, or on financial statements and exhibits added in any pre-effective
                amendments.

        2.      Please advise us if you have submitted an exemptive application or no-action
                request in connection with the registration statement.

        3.      Please inform us supplementally whether the NASD has reviewed the terms and
                arrangements of the offering, and whether it has raised any concerns about any
                aspect of the offering.

Prospectus

        4.      How the Fund Pursues Its Objective—the disclosure states that the Fund does not
                intend to invest extensively in preferred stock.  Please describe the other
                preferred securities in which the Fund is expected to invest.

        5.      Please identify the Fund as a non-diversified fund before it is mentioned in the
                risk section.

        6.      Add appropriate risk disclosure if  investments in futures, forward contracts,
                options and swaps are expected to constitute principal investment strategies of
                the Fund.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision.  Since the registrant and its management are in possession of all

facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions prior to filing a pre-effective amendment, please call me at (202 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel